EXHIBIT 99.1

Caledonia Mining Corporation Plc: Completion of Equipping Phase of Central Shaft

ST HELIER, Jersey, Nov. 30, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL) is pleased to announce that the phase of fully equipping the Central Shaft from its base to the surface collar is now complete and it is on track to be commissioned in the first quarter of 2021. This has been completed considerably below budget and within a time frame to underpin the Company’s expectation of delivering production of 80,000 ounces of gold in 2022.

Key features of the Central Shaft project since the start on 3 August 2015 include:

  Safety: 1,850 fatality free shifts with only two lost time injuries (LTI); 920 shifts since last LTI;
  Extended scope: the scope of the Central Shaft project was extended from an initial target depth of 1,089 meters to a final depth of 1,204 meters;
  Project is self-funded and is owner-built by Blanket crews with supervision from Sinking Engineering Mining Construction;
  During shaft sinking, more than 1,800 metres of infrastructure development was completed including mid-shaft loading;
  Capital cost to date is approximately $60 million, compared to initial sinking contractor quotes received of about $100 million;
  Increased mine-life: the shaft has extended Blanket’s life of mine to the current time horizon of 2034;
  Increased production: the Central Shaft is expected to increase production by around 45 per cent from approximately 55,000 ounces of gold in 2019 to the target rate of 80,000 ounces from 2022;
  Reduced costs: economies of scale and operational efficiencies arising from the Central Shaft are expected to reduce the all-in sustaining cost per ounce of gold from $8551 in 2019 to between $700 and $800 per ounce;
  Increased exploration: the Central Shaft will provide access for further deep-level exploration which, if successful, may extend Blanket mine life beyond 2034;
  The erecting and fixing of the headgear is due to be completed by the end of 2020 and commissioning is on track for first quarter 2021.

Commenting on news of the completion, Steve Curtis, Chief Executive Officer, said

“The completion of the equipping phase is a huge milestone for the Company, and no-one should underestimate this achievement. The last five years have been a tremendous team effort and we commend our employees for their hard work and their commitment to safety. Shaft sinking is widely regarded as one of the most dangerous activities in mining and I am proud to report that over more than five years the crew achieved 1,850 fatality free shifts to date with only two LTI and achieving more than one million LTI free man hours worked since the last LTI.

“We’ve invested approximately $60 million in this project since we first announced it in 2015 and it has been owner-built and fully funded through internal cash flow and has been completed at a cost that is well below initial quotes received.

“Central Shaft is one of the largest gold mining investment projects in Zimbabwe and will be transformational to our business: our target production is set to increase by 45 per cent to 80,000 ounces by 2022 while our long-term all-in sustaining costs are expected to drop to $700-$800 per ounce. Central Shaft will also position us to step-up our deep level exploration which, if successful may extend Blanket’s life of mine, which is currently to 2034.

“Over the last five years we have built a solid foundation for the Company, we have a healthy balance sheet, a strong gold price and a highly cash generative asset with free cash flow expected to increase significantly with the rise in production. This is a very exciting time for Caledonia, and I would like to take this opportunity to recognise Dana Roets (Chief Operating Officer), Caxton Mangezi (Blanket Mine General Manager), Wimpy Nel (Design Engineer), Carel Greeff (Projects Manager), the late Rodney Voight (Civils Design Engineer), the entire team at Blanket, our technical team in Johannesburg especially Deon Niemand and the contractors for their outstanding performance as we take the business into its next chapter.”

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Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information”, “financial outlooks” or “future oriented financial information” (collectively, “forward-looking information”) within” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment in construction projects and electricity production/supply to the mine. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company’s construction plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

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1 $855 per ounce excludes $1.93 million of income which was received as a government grant in terms of the export credit incentive scheme which has subsequently been discontinued; refer to section 10 of the MD&A published on March 18, 2019 for the calculation of all-in sustaining cost per ounce. Forecast costs for 2022 take no account of any income which may arise if the export credit incentive scheme (or similar arrangements) is re-introduced.